Exhibit (a)(5)(xx)

Tyson Foods, Inc. Announces Pricing of Public Offerings of Class A Common Stock and

Tangible Equity Units

SPRINGDALE, Arkansas, July 30, 2014 – Tyson Foods, Inc. (NYSE: TSN) announced today that it has priced its concurrent public offerings of 23,810,000 shares of its Class A common stock at $37.80 per share and 30,000,000 of its 4.75% tangible equity units, with each tangible equity unit having a stated amount of $50. These offerings are separate public offerings made by means of separate prospectus supplements under Tyson Foods’ effective shelf registration statement and are not contingent on each other or upon the consummation of the Hillshire Brands Acquisition discussed below. Each offering is expected to close on August 5, 2014, subject to customary closing conditions.

The company has granted the underwriters in the Class A common stock offering a 30-day option to purchase up to an additional 3,571,500 shares of its Class A common stock, solely to cover over-allotments, if any. The underwriters in the tangible equity units offering do not have the option to purchase any additional tangible equity units to cover over-allotments or otherwise.

Each tangible equity unit is comprised of a prepaid stock purchase contract and a senior amortizing note due July 15, 2017, each issued by the company. Unless earlier redeemed or settled, each purchase contract will automatically settle on July 15, 2017 (subject to postponement in certain limited circumstances), and the company will deliver between 1.0582 and 1.3228 shares of Class A Common Stock per purchase contract, subject to adjustment, based upon the applicable market value of the Class A common stock, as described in the final prospectus supplement relating to the tangible equity units offering. Each amortizing note will have an initial principal amount of $6.82854, will bear interest at a rate of 1.50% per annum and will have a final installment payment date of July 15, 2017. On each January 15, April 15, July 15 and October 15 commencing on October 15, 2014, the company will pay equal quarterly cash installments of $0.59375 per amortizing note (except for the October 15, 2014 installment payment, which will be $0.46181 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 4.75% per year with respect to each $50 stated amount of tangible equity units. The amortizing notes will be senior unsecured obligations of the company.

The company expects the net proceeds from the Class A common stock offering to be approximately $873 million (or $1,004 million if the underwriters for the Class A common stock offering exercise their over-allotment option in full) and expects the net proceeds from the tangible equity units offering to be approximately $1,454 million, in each case after deducting underwriting discounts and commissions and estimated expenses. The company intends to use the net proceeds from these offerings, together with additional debt financing and cash on hand, to finance the previously announced acquisition of The Hillshire Brands Company (the “Hillshire Brands Acquisition”) and to pay related fees and expenses. If for any reason the Hillshire Brands Acquisition is not consummated, then the company intends to use the net proceeds from these offerings for general corporate purposes.

Morgan Stanley and J.P. Morgan are acting as lead joint book-running managers and RBC Capital Markets is acting as joint book-running manager for the Class A common stock offering and the tangible equity units offering. HSBC, Mizuho Securities, Piper Jaffray, Rabo Securities, Credit Agricole CIB and MUFG are acting as co-managers for the Class A common stock offering. HSBC, Mizuho Securities, Rabo Securities, US Bancorp, Credit Agricole CIB and MUFG are acting as co-managers for the tangible equity units offering.

The offerings of Class A common stock and tangible equity units, including the component stock purchase contracts and senior amortizing notes, are being made under an effective shelf registration statement on file with the U.S. Securities and Exchange Commission (the “SEC”). Each offering may be made only by means of a prospectus supplement relating to such offering and the accompanying prospectus. Copies of the prospectus supplement for each offering and the accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention Prospectus Department, or by calling 866-803-9204. You may also get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tyson Foods

Tyson Foods, Inc., with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods, Inc. produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, the company strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the company’s management’s current expectations. Such statements include plans, projections and estimates regarding the use of proceeds from the proposed offerings. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect the company and its results is included in the company’s filings with the SEC. The term “including,” and any variation thereof, means “including, without limitation.”

Important Information for Investors and Security Holders

This communication is not an offer to buy or the solicitation of an offer to sell any securities of The Hillshire Brands Company. A solicitation and an offer to buy shares of Hillshire Brands common stock is being made pursuant to a Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., has filed with the SEC. Hillshire Brands has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as other documents filed with the SEC, because they contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 have been sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the U.S.).

Investors:	Jon Kathol, 479-290-4235, jon.kathol@tyson.com
News Media:	Gary Mickelson, 479-290-6111, gary.mickelson@tyson.com